Exhibit 99.1

VivoPower International PLC Announces Proposed $120m Canadian Distribution Agreement for Tembo Electric Light Vehicles

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When finalized, Canadian industrial equipment distributor Acces Industriel Mining Inc. would commit to purchase 1,675 Land Cruiser electric conversion kits from VivoPower subsidiary Tembo e-LV B.V over the period to December 2026

●	VivoPower estimates the value of the Proposed Agreement to be US$120m

●	The Proposed Agreement would mark the Company’s second major distribution deal, following the Australian distribution agreement executed with GB Auto in January 2021

●	VivoPower is now aiming to complete its build out of a global distribution network for Tembo conversion solutions by December 2021

LONDON, May 19, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its wholly-owned subsidiary, Tembo e-LV B.V. (“Tembo”), have entered into a non-binding Heads of Terms with Canadian industrial equipment distributor Acces Industriel Mining Inc. (“Acces”) for Acces to distribute Tembo electric light vehicles (“e-LVs”) in Canada.

Under the proposed agreement (the “Proposed Agreement”), Acces would commit to purchase 1,675 Tembo e-LV conversion kits through December 2026. Based upon the Company’s estimates, these orders could be worth an estimated US$120 million in total value over the life of the Proposed Agreement, with a delivery schedule weighted towards the latter part of the Proposed Agreement period. The Proposed Agreement must be finalized prior to June 30, 2021, unless the parties agree to an extension, and all purchase commitments would be subject to the terms and conditions set forth in the final agreement.

The Tembo kits transform diesel-powered Toyota Land Cruiser and Hilux vehicles into ruggedized e-LVs for use in mining and other hard-to-decarbonize sectors, including construction and defense. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions for corporate decarbonization.

The Proposed Agreement follows January’s distribution agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”). Discussions with other distributors are also active and ongoing across Europe, Africa, the Middle East, the Americas and Asia. VivoPower is targeting the completion of its global Tembo distribution network by December 2021.

VivoPower selected Acces as the Company’s distribution partner in Canada because of Acces’s established, long-term experience supplying, ruggedizing and servicing Toyota Land Cruisers, as well as its extensive active relationships with dozens of mining companies which make Acces the foremost player in Canada’s mining segment.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We have been in dialogue with Acces for over six months, and in that time both of us have witnessed first-hand the significant increase in demand for net-zero carbon solutions in hard to decarbonize sectors, especially the mining industry. We are delighted that Acces intend to select Tembo as the preferred electric vehicle solution for their customers over others available in the market. For VivoPower, this Proposed Agreement would be significant, as it would provide us with the launchpad to deliver our sustainable energy solutions into Canada, one of the largest mining markets in the world. Acces is a leading and trusted provider to the Canadian mining industry, amongst other sectors, and we have every confidence that they are the right partner for us in the Canadian market.”

Jean Dion, CEO of Acces, commented: “Having evaluated the alternatives we had no hesitation in signing this arrangement with VivoPower. In our opinion the Tembo product is clearly exceptional and Acces will not be distributing any competitive product for the five years of the agreement. We are in constant dialogue with our mining, forestry, industrial and construction customers and know how quickly demand is building for solutions which can help deliver net-zero carbon emissions.”

Under the Proposed Agreement, it is intended that Acces would commit to purchase the 1,675 kits from VivoPower as scheduled over the duration of the agreement, acquire an equal number of Land Cruisers or Hilux from Toyota, convert the vehicles to ruggedized e-LVs using the Tembo solutions, sell the units on and be retained by customers for servicing and maintenance.

VivoPower and Acces intend to finalize the Proposed Agreement as soon as practicable.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Acces Industriel Mining

Founded in 1998 in Rouyn-Noranda, Quebec, Acces is Canada’s foremost dealer and customizer of Toyota and other branded vehicles to industry. Whilst its main focus is mining, it also has customers in the industrial, forestry, construction and government sectors.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Proposed Agreement, including finalizing due diligence and negotiations with Acces, the formal execution of and entry into the Proposed Agreement or other definitive documents with Acces, and the related potential value of the Proposed Agreement, or potential revenue to be derived from the Proposed Agreement. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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